Exhibit 21.1

List of Subsidiaries of KLX Energy Services Holdings, Inc.

Set forth below is a list of subsidiaries of KLX Energy Services Holdings, Inc. The following entities are wholly owned subsidiaries of KLX Energy Services Holdings, Inc. and are owned directly by either KLX Energy Services Holdings, Inc. or by wholly owned subsidiaries of KLX Energy Services Holdings, Inc.

Subsidiary	Jurisdiction of Formation

Centerline Trucking, LLC	Delaware
KLX Directional Drilling, LLC	Delaware
KLX Energy Services Inc.	Delaware
KLX Energy Services LLC	Delaware
Krypton Holdco, LLC	Delaware
Krypton Intermediate, LLC	Delaware